March 19, 2010
Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance, Mail Stop 4720
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Biogen Idec Inc. Form 10-K for the Fiscal Year Ended December 31, 2009 Filed February 9, 2010 File No. 000-19311
Dear Mr. Riedler:
This letter sets forth the responses of Biogen Idec Inc., a Delaware corporation (the “Company”), to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s letter of March 8, 2010 (the “Comment Letter”) regarding the above-referenced annual report on Form 10-K (the “Form 10K”) . For the convenience of the Staff, we have restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond with the numbers of the comments in the Comment Letter. Capitalized terms used and not defined regarding the Form 10K have the meanings given in the Form 10K. All references to page numbers and captions correspond to the page numbers and captions in the Form 10K.
Comment 1.
Item 1. Business, page 1
1.	We note that your collaboration agreements with the Roche Group and Elan Pharmaceuticals appear to be material to the company’s operations. Please provide proposed disclosure to be included in your next Form 10-K which includes a discussion of the term and termination provisions of each agreement. Also, although we are aware of the confidential treatment requests with respect to each agreement, we ask that you provide more information about the royalty provisions in your disclosure; either a range within ten percent or a statement that the percentage is in the single digits, teens, etc. will be sufficient.
Comment 1. Response:
We propose to include additional disclosures in our 2010 Annual Report on Form 10-K concerning the term, termination and royalty provisions of our collaboration agreements with the Roche Group and Elan Pharmaceuticals in the form marked with underline or strikethrough in Exhibit A to this letter. These additional disclosures would appear in our “Collaborations” footnote to our consolidated financial statements, to which the reader of the “Business” section is directed for additional information about our collaborations.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
March 19, 2010

Comment 2.
Item 2. Properties, page 30
2.	We note your discussion on page 30 of various lease agreements for research laboratory, research and development and manufacturing facility space. Please file copies of all material lease agreements in accordance with Item 601(b)(10)(ii)(D) of Regulation S-K as exhibits, or, alternatively, provide us your analysis as to why none of the lease agreements relating to research laboratory, research and development and manufacturing facility space should be considered material.
Comment 2. Response:
We have not filed the lease agreements for our research laboratory, research and development and manufacturing facility spaces because we do not believe that any of these lease agreements are “material” under Item 601(b)(10)(ii)(D) of Regulation S-K. The annual rental payments for our research laboratory, research and development and manufacturing facility spaces that we lease globally are less than $10 million of the more than $3 billion of costs and expenses we had in 2009. In addition, if we could not use these spaces, the functions that are being performed there could be readily accommodated with minimal disruption in our owned facilities. We also believe that there are adequate replacement spaces available for lease if any of these lease agreements were terminated or expired.
As you requested, we hereby acknowledge that:
•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you need any additional information or if you have additional comments, please do not hesitate to call me at (617) 679-2803.
Very truly yours,
/s/ Paul J. Clancy
Paul J. Clancy
Chief Financial Officer

EXHIBIT A
BIOGEN IDEC INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
17. Collaborations
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Roche Group — Genentech
We collaborate with the Roche Group, through its wholly-owned member Genentech, Inc., on the development and commercialization of RITUXAN. We also have rights to collaborate with Genentech on the development and commercialization of (1) anti-CD20 products that Genentech acquires or develops, which we refer to as New Anti-CD20 Products, and (2) anti-CD20 products that Genentech licenses from a third party, which we refer to as Third Party Anti-CD20 Products. Currently, there is only one New Anti-CD20 Product, ocrelizumab, and only one Third Party Anti-CD20 Product, GA101. Our collaboration rights for New Anti-CD20 Products are limited to the U.S. and our collaboration rights for Third Party Anti-CD20 Products are dependent upon Genentech’s underlying license rights. A joint development committee (JDC) composed of three members from each company must unanimously approve a development plan for each specific indication of certain pharmaceutical products, and Genentech has responsibility for implementing JDC approved development plans in accordance with the provisions of our collaboration agreement.
Our collaboration agreement does not have a fixed term and will continue in effect until we mutually agree to terminate the collaboration, except that if we undergo a change in control, as defined in the collaboration agreement, Genentech has the right to present an offer to buy the rights to RITUXAN, and we must either accept Genentech’s offer or purchase Genentech’s rights to RITUXAN on the same terms as its offer. If Genentech presents such an offer, then they will be deemed concurrently to have exercised a right, in exchange for a royalty on net sales in the U.S. of any anti-CD20 product acquired or developed by Genentech or any anti-CD20 product that Genentech licenses from a third party that is developed under the agreement, to purchase our interest in each such product. Our collaboration with Genentech was created through a contractual arrangement and not through a joint venture or other legal entity.
While Genentech is responsible for the worldwide manufacturing of RITUXAN, development and commercialization rights and responsibilities under this collaboration are divided as follows:
U.S.
We share with Genentech co-exclusive rights to develop, commercialize and market RITUXAN and New Anti-CD20 Products in the U.S. Although we contribute to the marketing and continued development of RITUXAN, we have a limited sales force dedicated to RITUXAN and limited development activity. Genentech is primarily responsible for the commercialization of RITUXAN in the U.S. Its responsibilities include selling and marketing, customer service, order entry, distribution, shipping and billing, and other administrative support. Genentech also incurs the majority of continuing development costs for RITUXAN.
Canada
We and Genentech have assigned our rights to develop, commercialize and market RITUXAN, in Canada to Roche.

Outside the U.S. and Canada
We have granted Genentech exclusive rights to develop, commercialize and market RITUXAN outside the U.S. and Canada. Under the terms of separate sublicense agreements between Genentech and Roche, development and commercialization of RITUXAN outside the U.S. and Canada is the responsibility of Roche and its sublicensees. We do not have any direct contractual arrangements with Roche or it sublicensees.
Revenues from unconsolidated joint business consists of (1) our share of pretax co-promotion profits in the U.S. (2) reimbursement of our selling and development expenses in the U.S.; and (3) revenue on sales of RITUXAN in the rest of world, which consist of our share of pretax co-promotion profits in Canada and royalty revenue on sales of RITUXAN outside the U.S. and Canada by Roche, and its sublicensees. Pre-tax co-promotion profits are calculated and paid to us by Genentech in the U.S. and by Roche in Canada. Pre-tax co-promotion profits consist of U.S. and Canadian sales of RITUXAN to third-party customers net of discounts and allowances less the cost to manufacture RITUXAN, third-party royalty expenses, distribution, selling, and marketing expenses, and joint development expenses incurred by Genentech, Roche and us. We record our royalty and co-promotion profits revenue on sales of RITUXAN in the rest of world on a cash basis.
Revenues from unconsolidated joint business consist of the following:

	For the Years Ended December 31,
(In millions)	2009	2008	2007
Biogen Idec’s share of co-promotion profits in the U.S.	$773.6	$733.5	$616.8
Reimbursement of selling and development expenses in the U.S.	65.6	59.7	58.5
Revenue on sales of RITUXAN in the rest of world	255.7	335.0	250.8

Total unconsolidated joint business revenues	$1,094.9	$1,128.2	$926.1

Under the collaboration agreement, our current pretax co-promotion profit-sharing formula, which resets annually, provides for a 30% share of co-promotion profits on the first $50.0 million of co-promotion operating profit with our share increasing to 40% if co-promotion operating profits exceed $50.0 million. In 2009, 2008, and 2007, the 40% threshold was met during the first quarter.
Our collaboration agreement also provides that we will be paid low double digit royalties on sales of RITUXAN outside the U.S. and Canada, with the royalty period lasting 11 years from the first commercial sale of RITUXAN on a country-by-country basis. The royalty period with respect to sales of RITUXAN has expired in the majority of European countries and, for sales in other countries, will expire through 2012.
Our agreement with Genentech provides that the successful development and commercialization of the first New Anti-CD20 Product will decrease our percentage of co-promotion profits of the collaboration. Specifically, for each calendar year or portion thereof following the approval date of the first New Anti-CD20 Product, the pretax co-promotion profit-sharing formula for RITUXAN and New Anti-CD20 Products sold by us and Genentech will change as follows:

	First New Anti-CD20 Product	Biogen Idec’s Share
Co-promotion Operating Profits	U.S. Gross Product Sales	of Co-promotion Profits
First $50 million(1)	Not Applicable	30%

Greater than $50 million	Until such sales exceed $150 million in any calendar year(2)	38%
	Or
	After such sales exceed $150 million in any calendar year until such sales exceed $350 million in any calendar year(3)	35%
	Or
	After such sales exceed $350 million in any calendar year(4)	30%

(1)	Not applicable in the calendar year the first New Anti-CD20 Product is approved if $50 million in co-promotion operating profits has already been achieved in such calendar year through sales of RITUXAN.

(2)	If we are recording our share of RITUXAN co-promotion profits at 40%, upon the approval date of the first New Anti-CD20 Product, our share of co-promotion profits for RITUXAN and the New Anti-CD20 Product will be immediately reduced to 38% following the approval date of the first New Anti-CD20 Product until the $150 million in first New Anti-CD20 Product sales level is achieved.

(3)	If $150 million in first New Anti-CD20 Product sales is achieved in the same calendar year the first New Anti-CD20 Product receives approval, then the 35% co-promotion profit-sharing rate will not be effective until January 1 of the following calendar year. Once the $150 million in first New Anti-CD20 Product sales level is achieved then our share of co-promotion profits for the balance of the year and all subsequent years (after the first $50 million in co-promotion operating profits in such years) will be 35% until the $350 million in first New Anti-CD20 Product sales level is achieved.

(4)	If $350 million in first New Anti-CD20 Product sales is achieved in the same calendar year that $150 million in new product sales is achieved, then the 30% co-promotion profit-sharing rate will not be effective until January 1 of the following calendar year (or January 1 of the second following calendar year if the first New Anti-CD20 Product receives approval and, in the same calendar year, the $150 million and $350 million in first New Anti-CD20 Product sales levels are achieved). Once the $350 million in first New Anti-CD20 Product sales level is achieved then our share of co-promotion profits for the balance of the year and all subsequent years will be 30%.
Our collaboration agreement also provides that we will be paid low single digit royalties on sales of New Anti-CD20 Products outside the U.S. and Canada, with the royalty period lasting 11 years from the first commercial sale of such products on a country-by-country basis.
We will participate in Third Party Anti-CD20 Products on similar financial terms as for ocrelizumab.
Currently, we record our share of the expenses incurred by the collaboration for the development of New Anti-CD20 Products and Third Party Anti-CD20 Products in research and development expense in our consolidated statements of income. We incurred $62.5 million, $43.6 million, and $26.1 million in development expense related to New Anti-CD20 Products and Third Party Anti-CD20 Products for the years ended December 31, 2009, 2008, and 2007, respectively. Reimbursement to Genentech for our share of these costs occurs through the net amount of co-promotion profits in the U.S. remitted to us. After a New Anti-CD20 Product or Third Party Anti-CD20 Product is approved, we will record our share of the development expenses related to that product as a reduction of our share of pretax co-promotion profits in revenues from unconsolidated joint business.
Elan
We collaborate with Elan on the development, manufacture and commercialization of TYSABRI. Under the terms of our collaboration agreement, we manufacture TYSABRI and collaborate with Elan on the product’s marketing, commercial distribution and ongoing development activities. The agreement is designed to effect an equal sharing of profits and losses generated by the activities of our collaboration. Under the agreement, however, once sales of TYSABRI exceeded specific thresholds, Elan was required to make milestone payments to us in order to continue sharing equally in the collaboration’s results. As of December 31, 2009, Elan has made milestone payments to us of $75.0 million in the third quarter of 2008 and $50.0 million in the first quarter of 2009. We have recorded these amounts as deferred revenue upon receipt and are recognizing the entire $125.0 million as product revenue in our consolidated statements of income over the term of the collaboration agreement based on a units of revenue method whereby the revenue recognized is based on the ratio of units shipped in the current period over the total units expected to be shipped over the remaining term of the collaboration. No additional milestone payments are required under the agreement to maintain the current profit sharing split.
The term of our collaboration agreement extends until November 2019. Each of Biogen Idec and Elan has the option to buy the other party’s rights to TYSABRI upon expiration of the term or if the other party undergoes a change of control (as defined in the collaboration agreement). In addition, each of Biogen Idec and Elan can terminate the agreement for convenience or material breach by the other party, in which case, among other things, certain licenses, regulatory approvals and other rights related to the manufacture, sale and development of TYSABRI are required to be transferred to the party that is not terminating for convenience or is not in material breach of the agreement.
 ~~In addition, our collaboration agreement provides Elan or us with the option to buy the rights to TYSABRI in the event that the other company undergoes a change of control (as defined in the collaboration agreement).~~
In the U.S., we sell TYSABRI to Elan who sells the product to third party distributors. Our sales price to Elan in the U.S. is set prior to the beginning of each quarterly period to effect an approximate equal sharing of the gross margin between Elan and us. We recognize revenue for sales in the U.S. of TYSABRI upon Elan’s shipment of the product to the third party distributors, at which time all revenue recognition criteria have been met. As of December 31, 2009 and 2008, we had deferred revenue of $23.6 million and $6.2 million, respectively, for shipments to Elan that remained in Elan’s ending inventory pending shipment of the product to the third party distributors. We incur manufacturing and distribution costs, research and development expenses, commercial expenses, and general and administrative expenses. We record these expenses to their respective line items within our consolidated statements of income when they are incurred. Research and development and sales and marketing expenses are shared equally with Elan and the reimbursement of these expenses is recorded as reductions of the respective expense categories. During the years ended December 31, 2009, 2008 and 2007, we recorded $25.3 million, $23.6 million, and $21.5 million, respectively, as reductions of research and development expense for reimbursements from Elan. In addition, for the years ended December 31, 2009, 2008 and 2007, we recorded $62.5 million, $33.7 million, and $37.9 million, respectively, as reductions of selling, general and administrative expense for reimbursements from Elan.

In the rest of world, we are responsible for distributing TYSABRI to customers and are primarily responsible for all operating activities. Generally, we recognize revenue for sales of TYSABRI in the rest of world at the time of product delivery to our customers. Payments are made to Elan for their share of the rest of world net operating profits to effect an equal sharing of collaboration operating profit. These payments also include the reimbursement for our portion of third-party royalties that Elan pays on behalf of the collaboration relating to rest of world sales. These amounts are reflected in the collaboration profit sharing line in our consolidated statements of income. For the years ended December 31, 2009, 2008 and 2007, $215.9 million, $136.0 million, and $14.1 million, respectively, was reflected in the collaboration profit sharing line for our collaboration with Elan. As rest of world sales of TYSABRI increase, our collaboration profit sharing expense is expected to increase.
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